Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

January 31, 2023

Mr. Bernard Nolan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Semper MBS Total Return Fund
Semper Short Duration Fund

Dear Mr. Nolan:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 18, 2023, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 1108 which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1110 under the Investment Company Act of 1940, as amended, on Form N-1A on December 9, 2022 (SEC Accession No. 0000894189-22-008852). The purpose of PEA No. 1108 was to make material changes to the Trust’s Registration Statement to add a sub-adviser for the Semper MBS Total Return Fund and Semper Short Duration Fund (the “Funds”).
For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1.    The Staff notes that disclosure regarding investments in derivatives is included in the principal strategy sections of the Prospectus, however, the corresponding risk disclosures regarding investments in derivatives was removed from the principal risks sections of the Prospectus. Please explain supplementally the reasoning for removing the risk disclosure regarding investments in derivatives.

Response: The Trust responds by clarifying that as a limited derivative user, the Fund does not intend to invest in derivative securities as part of its principal investment strategy. Accordingly, the Fund has moved derivative related disclosure from the principal investment strategy sections of the Prospectus to the Statement of Additional Information.
Comment 2.    Please disclose in the Sub-Adviser sub-section of the Statement of Additional Information the basis of Gregory Richter’s, Michael Ardisson and John Slonieski’s control of the Sub-Adviser pursuant to Item 19a-1 of Form N-1A.

Response: The Trust responds by amending the disclosure on page 42 in the Statement of Additional Information as follows:

“The Adviser has retained Medalist Partners LP (“Medalist” or the “Sub-Adviser”), located at 777 Third Avenue, Suite 1402, New York, NY 10017, to serve as sub-adviser for the Fund. ~~The Sub-~~

~~Adviser is a registered investment adviser. The Sub-Adviser is owned and controlled by Gregory Richter, Michael Ardisson, and John Slonieski.~~ Medalist is an alternative investment management firm focused on credit opportunities, and is registered with the SEC. The principal owners and partners of Medalist are Gregory Richter, Michael Ardisson and John Slonieski. Gregory Richter is also the managing member of Medalist Partners General LLC, the general partner of Medalist.”

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust